SHIP LOGO              VANGUARD
                                                                   July 26, 2005


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                   via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

                Re: Vanguard Specialized Funds; File No. 2-88116

Dear Mr. Sandoe:

         Thank you for your comments of July 19, 2005 on the post-effective amendment of the registration statement of Vanguard Fixed Income Securities Funds. You commented to Frances Han on post-effective amendment number 52 that was filed on June 6, 2005 pursuant to Rule 485(a). The following are our responses to each of your comments. I am responding in Frances's absence. Please contact me at the number below with any further comments or questions.

Comment 1:  Energy Fund prospectus (p. 1)
Comment: The Primary Investment Strategies section states that "the Fund invests at least 80% of its assets in the common stocks of companies principally engaged in energy-related activities." Define "energy-related" activities.

Response:         "Energy-related" activities are described in the second half of the sentence quoted above to include "production and transmission of energy or energy fuels; the making of component products for such activities; energy research; and energy conservation or pollution control."

Comment 2:  Energy Fund prospectus (p. 1)
Comment: Disclose the Fund's market-capitalization strategy in the Primary Investment Strategies section. To the extent applicable, add mid- and small-cap risk.

Response:         As provided in our response letter to your comments on
                  Vanguard Specialized Funds dated May 20, 2005, we explained that the Fund does not have a specific market-capitalization strategy and will invest across all market capitalization segments. The Fund will not focus on any particular market segment at any particular time for any reason other than to focus on its stated primary investment strategies and objectives. As such, we believe that it would be misleading to characterize a specific market cap as a part of the primary investment strategies, or a particular market cap risk as a primary risk of investing in the Fund.

Christian Sandoe, Esq.
U.S. Securities and Exchange Commission
July 26, 2005
Page 2



Comment 3:  Energy Fund prospectus (p. 2)
Comment: In the Annual Total Returns - Investor Shares bar chart in the Performance/Risk Information section of the prospectus, update the year-to-date return as of the most recent calendar quarter from the figure as of March 31, 2005 to June 30, 2005.

Response:         We will update the sentence immediately below the bar chart to read as follows: "The year-to-date return as of the most recent calendar quarter, which ended on June 30, 2005, was 22.70%."

Comment 4:  Energy Fund prospectus (p. 12)
Comment: In the Plain Talk About The Fund's Portfolio Managers section, clarify that Karl E. Bandtel has been Fund Manager for this Fund since 2002. Also, identify how long James A. Bevilacqua has managed the Fund, and clarify each portfolio manager's role in the management of the Fund.

Response:         We will revise the disclosure regarding the Fund's portfolio managers as follows:

                  Karl E. Bandtel, Senior Vice President of Wellington Management Company, LLP. He has worked in investment management with Wellington Management since 1990; had been Assistant Fund Manager since 1992; has been Fund Manager of the Fund since 2002; and has co-managed a portion of the Fund since 2005. Education: B.S. and M.S., University of Wisconsin.

                  James A. Bevilacqua, Senior Vice President of Wellington Management Company, LLP. He has worked in investment management with Wellington Management since 1994; has been involved in the portfolio management and securities analysis of the Fund since 1998; and has co-managed a portion of the Fund since 2005. Education: B.S. and M.S., Massachusetts Institute of Technology; M.B.A., Stanford Graduate School of Business.

                  Joel M. Dickson, Principal of Vanguard. He has worked in investment management for Vanguard since 1996 and has managed a portion of the Fund since 2005. Education: A.B., Washington University in St. Louis; Ph.D., Stanford University.

Comment 5:  SAI (p. B-31)
Comment: The disclosure concerning Vanguard's portfolio management compensation program discusses bonus payments for portfolio managers. Disclose whether the bonus paid to Joel Dickson as a portfolio manager of the Energy Fund is based on a benchmark over a specified period of time.

Response:         We have added the following statement to the SAI disclosure concerning the portfolio manager's compensation: "For the Energy Fund, the bonus is based in part on the performance of the Vanguard-managed portion of the fund relative to a benchmark over a trailing three-year period. The benchmark is derived from certain energy stocks in the MSCI All Country
                  Index."

Christian Sandoe, Esq.
U.S. Securities and Exchange Commission
July 26, 2005
Page 3

Comment 6:  SAI (p. B-33)
Comment: The disclosure concerning M&G Investment Management Limited's portfolio management compensation program discusses a bonus payment based in part on investment performance. The disclosure states that "the performance factor of the fund manager's bonus is dependent on the Fund's performance over one- and three-year periods compared with a representative group of competitor funds." If applicable, identify with more specificity the benchmark used, such as the Fund's Morningstar or Lipper peer group.

Response:         We will respond to this comment in a separate letter and, if applicable, address any disclosure changes in future filings.

Comment 7:        Tandy requirements
Comment:          Include the requisite "Tandy" language at the end of any
                  correspondence with the SEC staff related to the filing.

Response:         As required by the SEC, we will provide the appropriate
                  acknowledgements.

                                    * * * * *

As required by the SEC staff, each series of the Registrant acknowledges that:

- It is responsible for the adequacy and accuracy of the disclosure in the filing.
- Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.
- It may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please call me at (610) 503-2320 if you have any questions.

                                                              Sincerely,

                                                        Christopher A. Wightman
                                                        Associate Counsel
                                                        The Vanguard Group, Inc.